Exhibit1.01

Gilla Announces Letter of Intent to Acquire
Snoke Distribution

Carson City NV – June 25, 2012 – Gilla Inc. (“Gilla”) (OTCQB: GLLA) is pleased to announce that it has entered into a Letter of Intent to acquire all of the outstanding common shares of Snoke Distribution Canada Ltd. (“Snoke Distribution”) through the issuance of 25 million common shares of Gilla to the shareholders of Snoke Distribution and Snoke Distribution satisfying Gilla’s outstanding debt.  Snoke Distribution is the holder of a distribution agreement with German manufacturer Ecoreal GmbH & Co. KG (www.isnoke.com) for the exclusive rights to distribute all Snoke electronic cigarette (“e-cigarette”) products in North America, the United Kingdom, Mexico and the Caribbean (“Snoke Rights”).  The Snoke Rights have a five year term, which automatically renews in perpetuity unless there is a breach of the distribution agreement or Snoke Distribution becomes insolvent.

The Snoke e-cigarette was invented by leading German Oncologist Dr. Jürgen Ruhlmann.  It is the only e-cigarette manufactured in Germany and is done so to the GMP2000 pharmaceutical standard.  The Snoke comes in both premium version, which is rechargeable, and a disposable version that is the equivalent of 1.5-2 packages of regular cigarettes.  SNO-Caps (the inhaled flavor packages inside the tip) are available in nicotine and non-nicotine and come in a range of pleasant flavours:  tobacco, tobacco mild, mint, menthol, coffee, espresso, chocolate, vanilla, apple, cherry, green-tea, and energy.

There are currently 29,477,766 common shares of Gilla issued and outstanding.  Upon completion of the share exchange and the issuance of 25,000,000 common shares to the shareholders of Snoke Distribution, Gilla will have 54,477,766 common shares issued and outstanding.

Closing of the agreement is subject to due diligence, closing of a minimum private placement financing of US$250,000 and Snoke Distribution completing an audit of its financial statements.  Closing is anticipated to occur on or before July 6th, 2012.

In conjunction with closing the share exchange, all of the directors and officers of Gilla will resign and will be replaced by nominees of Snoke Distribution. The officers of Gilla at closing of the share exchange will be as follows:

Name	Position(s)
Danny Yuranyi	President & Chief Operating Officer
Graham Simmonds	Chief Executive Officer & Interim Chief Financial Officer
Ernest “Ernie” Eves	Chairman

Danny Yuranyi
With a career spanning 30 years, Mr. Yuranyi has a proven track record in the distribution business having represented many successful brands in both Canada and the United States.  Mr. Yuranyi has spent most of his career self-employed and specializes in distribution and logistics.

Graham Simmonds
Mr. Simmonds has over 15 years of experience in public company management and business development within both the gaming and technology sectors.  Mr. Simmonds is licensed and/or registered with a number of horse racing and gaming commissions in the United States and Canada. Mr. Simmonds developed and launched the first in-home digital video horseracing service in North America and is currently a Director and partner in eBet Technologies Inc., a licensed ADW operator and software developer for the online horse racing industry in the United States. He is also the founder, President and CEO of Baymount Incorporated, Executive Chairman and CEO of GameCorp Ltd., and the Executive Chairman of InterAmerican Gaming Inc., a company developing SoFit - a social gaming application for the health and fitness industry.

Ernest “Ernie” Eves
Currently serving as an Advisor and Board member to a number of public and private companies, Mr. Eves was the 23rd Premier of the Province of Ontario, Canada and has also held the offices of Minister of Finance and Deputy Premier for the Province of Ontario as well as other cabinet positions within the Government of Ontario.

Forward-looking Statements
Note: This press release contains "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Gilla Inc. cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company's ability to retain key management and employees; intense competition and the company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Gilla Inc. SEC filings. Gilla Inc. undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with Gilla Inc.'s business, please refer to the risks and uncertainties detailed from time to time in Gilla Inc.'s SEC filings.

This release does not constitute an offer for sale of securities.

For further information please contact

Gilla Inc.
Mr. Georges Benarroch
President and Chief Executive Officer
+011-33-0607-408-706
gbh@benarrochsecurities.com

Snoke Distribution
Mr. Graham Simmonds
+1-416-843-2881
jgrahamsimmonds@gmail.com